UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934*



                           Darling International Inc.
                         -------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                  --------------------------------------------
                         (Title of Class of Securities)

                                    237266101
                  --------------------------------------------
                                 (CUSIP Number)

                                   Denis Taura
                               90 Montadale Drive
                           Princeton, New Jersey 08540
                                 (609) 683-9663

       ------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 13, 2000
                  --------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 237266101

--------- ----------------------------------------------------------------------
          NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
   1
          Denis Taura
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ] (b) [ ]

--------- ----------------------------------------------------------------------
          SEC USE ONLY
   3
--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS*
          PF
--------- ----------------------------------------------------------------------
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT   [ ]
   5      TO ITEMS 2(d) or 2(E)
--------- ----------------------------------------------------------------------
          CITIZENSHIP OR PLACE OR ORGANIZATION
   6
          United States
----------------------- --------- ----------------------------------------------
   Number of Shares        7      SOLE VOTING POWER
Beneficially owned by
each reporting person             30,000 shares
         with
                        --------- ----------------------------------------------
                           8      SHARED VOTING POWER
                                  N/A
                        --------- ----------------------------------------------
                           9      SOLE DISPOSITIVE POWER
                                  30,000 shares
                        --------- ----------------------------------------------
                           10     SHARED DISPOSITIVE POWER
                                  N/A
------------ -------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             1,236,000 shares
------------ -------------------------------------------------------------------
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    12       CERTAIN SHARES* [ ]

             N/A
------------ -------------------------------------------------------------------
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    13
             7.35%
------------ -------------------------------------------------------------------
             TYPE OF REPORTING PERSON*
    14
             IN
------------ -------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, par value $.01 per share (the "Common Stock"), of Darling International Inc., a Delaware corporation (the "Issuer"), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934. The address of the principal executive office of the Issuer is 251 O'Connor Ridge Boulevard, Suite 300, Irving, Texas 75038.

Item 2.  Identity and Background.

         (a)    This Statement is filed by  Denis Taura.

         (b) The principal business address: 90 Montadale Drive, Princeton, New Jersey 08540.

         (c) Mr. Denis Taura is Chairman and Chief Executive Officer of the Issuer and a principal of D. Taura & Associates.

         (d)-(e)None.

         (f)    Mr. Taura is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

         Personal Funds have been used to purchase 30,000 shares now owned and will be used if any of the options to purchase 1,206,000 shares are exercised.

Item 4.  Purpose of Transaction.

         The Reporting Person has acquired the 30,000 shares of Common Stock and the options to purchase 1,206,000 shares of Common Stock for investment purposes.

         The Reporting Person does not have any plans or proposals, other than those described in this Item 4, which relate to or would result in any of the actions or transactions specified in clauses (a) through (j) of Item 4 of
Schedule 13D. The Reporting Person may from time to time discuss factors concerning his investment in the Issuer, as well as specific actions that might be taken in light of prevailing circumstances with respect to such investment. The Reporting Person reserves the right from time to time to acquire or dispose of shares of the Common Stock.

Item 5.  Interest in Securities of the Issuer.

         (a) Based on the Issuer's quarterly report on Form 10-Q for the quarter ended September 30, 2000, filed on November 14, 2000, there was issued and outstanding, as of September 30, 2000, 15,589,077 shares of Common Stock.

         (b) The Reporting Person owns 30,000 shares of Common Stock and has options to purchase an additional 1,206,000 shares of Common Stock.

         (c) The Reporting Person has the sole power to vote and dispose of the 30,000 shares he presently owns. The reporting person was granted an option to purchase 540,000 shares of Common Stock at 50 cents per share on December 13, 2000.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of Issuer, including but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits - Not Applicable

         After reasonable inquiry and to the best knowledge and belief of the Reporting Person, the Reporting Person certifies that the information set forth in this Statement is true, complete and correct.


Date:    December 23, 2000

                                          /s/ Denis Taura
                                          ---------------------------------
                                          Denis Taura




                    Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                                      -3-